

June 16, 2006

<u>**Via Facsimile (212) 378-2734 and U.S. Mail**</u>

Michael A. Becker, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005

RE: **XL Capital Ltd**
          Schedule TO-I filed June 6, 2006
          File No. 5-45271

Dear Mr. Becker:

We have the following comments on the above-referenced filings.

General

1. It appears that you are offering a security of SCA as defined in Section 2(a)(1) of the Securities Act. Please provide an analysis explaining what exemption from registration you are relying on for the issuance of the LTIP award.

2. Please identify SCA as a bidder on your Schedule TO and provide the required disclosures.

3. If you believe that SCA should be added an issuer, instead of a third party, please provide an analysis supporting your conclusion that SCA is, or will be, an "affiliate" of XL for purposes of Rule 13e-4(a)(2). In that regard, we note that it is a waiveable condition of the offer that the SCO IPO has occurred. It appears, therefore, that at the time of closing, SCA will not be an "affiliate" eligible to file on Schedule 13e-4.

4. Provide us with an analysis as to why the offer of the LTIP award should not be integrated with SCA's registered public offering.

5. As you are aware, the global exemptive order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered

will also be issued under such an employee benefit plan. We assume you are attempting to rely on that order, since you are limiting participation in this exchange offer to a defined class of employee security holders. Please provide an analysis supplementally as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order. If you are not attempting to rely upon the global exemptive order, please provide us with a legal analysis explaining why you believe your offer is consistent with Rule 13e-4(f)(8). In that regard, we note that the offer is limited to a select group of holders and that holder may receive consideration to be received by holders will vary.

Schedule TO

Item 4

6.   Item 4 of Schedule TO and Item 1004(a)(2) of Regulation M-A require that you describe all material terms of the offer, including the type and amount of consideration to be given to holders. Because the metrics to be used to determine the value of the LTIP award have yet to be determined, it is unclear to the Staff how your offer complies with Item 1004(a)(2) of Regulation M-A, Rule 14e-1(b) and the general anti-fraud provisions of Section 14(e).   Please advise or substantially expand your disclosure to explain how investors will determine the value they will receive as a result of the offer.

7.   In addition, it is unclear that you have provided a description of securities being offered consistent with the Instruction to Item 1004(a) and Item 202(c) of Regulation S-K.

8.   We note that throughout your offer to purchase you refer to the SCA Plan in order to define terms required to understand your proposed transaction.   Exhibit (d)(3) to the Schedule TO is only a "Form of" plan. Please clarify how you intend to satisfy your Item 1004(a) of Regulation M-A obligation to describe the material terms of the transaction absent a final version of the Plan.

Item 7

9.   The sections you incorporate by reference do not include disclosure indicating how and by whom the LTIP awards will ultimately be paid. Please revise accordingly.

Item 10

10.   As the offer is not for cash, it appears to the staff that the financial statements of both SCA and XL would be material to an investment decision. Please provide the required information.

June 16, 2006
XL Capital LTD

Offer to Purchase

Acceptance for Exchange, page 11

11.   We note your discussion of prompt "acceptance." Please revise your disclosure to discuss your prompt payment obligation. Refer to Rule 13e-4(5).

Conditions for Completion of the Offer, page 12

12.   The last offer condition in paragraph is extremely broad and vaguely drafted. It allows you to terminate the offer if any change occurs that is or may be material. While we have permitted offer conditions premised on the existence of a material adverse change, which is somewhat of a term of art, your condition as currently written goes well beyond such a limit. Please revise to more precisely define the scope of this condition.

13.   We note your statement that you "may assert one or more of them in our discretion regardless of the circumstances giving rise to them prior to the expiration of the offer." It is the our position that a tender offer can be subject to conditions only where the conditions are based on objective criteria, and the conditions are not within the bidder's control. If the conditions are not objective and are within your control (e.g., the offer may be terminated for any reason or may be extended indefinitely), we believe the offer would be illusory and may constitute a "fraudulent, deceptive or manipulative" practice within the meaning of Section 14(e). Please revise your disclosure accordingly.

14.   We note your statement that you "reserve the absolute right to waive any conditions of the exchange offer." Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well.

15.   The last paragraph of this section contains language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.

16.   We note your statement that your determinations "will be final, conclusive and binding." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final, conclusive and binding in such matters.

Additional Information, page 16

17.   We note that you have incorporated by reference XL's financial statements in its annual report on Form 10-K. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to options holders the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements in your offer materials. Advise how this new information will be disseminated to security holders.

18.   You state that you incorporate by reference any further filings until the date of expiration. Please advise us of your authority for such "forward" incorporation by reference. We note that Schedule TO does not expressly authorize forward incorporation by reference; in fact, the tender offer rules, including Rule 13e-4(c)(3), mandate that new material information be provided in an amended Schedule TO. Please revise as appropriate.

Forward Looking Statements, page 17

19.   Delete the reference to the PSLRA or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the tender offer. We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. *See* Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

20.   Delete the statement that you assume no obligation to update forward-looking information. In the alternative, explain how this position is consonant with your disclosure obligations. See Rule 13e-4(e)(3).

Closing Information

Please amend the your filing to comply with our comments. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. Please also note the location of any material changes made for reasons other than in response to our comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments. Please be advised that you may be required to extend this offer in order to allow security holders to assimilate the new disclosure about the offer provided in response to our comments.

In connection with responding to our comments, please provide, in writing, a statement from all bidders and filing persons acknowledging that:

June 16, 2006
XL Capital LTD

- ∙ you are responsible for the adequacy and accuracy of the disclosure in the filings;
- ∙ staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- ∙ you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions